Filed Pursuant to Rule 424(b)(3)

File No. 333-285895

LINCOLN PARTNERS GROUP ROYALTY FUND

(the “Fund”)

Supplement dated July 29, 2026

to the Fund’s currently effective Prospectus and Statement of Additional Information

(“SAI”) dated July 29, 2026

Unless otherwise defined in this supplement, capitalized terms used in this supplement have the meanings assigned to them in the Prospectus and SAI

This Supplement updates certain information in the Fund’s Prospectus and SAI. You may obtain a copy of the Prospectus and SAI free of charge, upon request, by calling toll-free 866-436-8717 or at www.lincolnfinancial.com/public/general/privatemarketfunds/funds.

Effective February 1, 2026 through January 31, 2027 (the “Waiver Period”), Lincoln Financial Investments Corporation (the “Adviser”), investment adviser to the Trust, has agreed to waive fifty percent of its Investment Management Fee to achieve an effective Investment Management Fee rate of 0.625% of the greater of (i) the Fund’s net asset value (i.e., net of fund leverage) and (ii) the Fund’s net asset value less cash and cash equivalents plus the total of all commitments made by the Fund that have not yet been drawn for investment, measured as of the end of each month for the Effective Period. The Fee Waiver shall be imposed after application of the amended and restated expense limitation agreement between the Fund and the Adviser, dated August 15, 2025 (the “Amended and Restated Expense Limitation Agreement”).

As a result of the application of each of the Fee Waiver and the Amended and Restated Expense Limitation Agreement, and based on the same estimates and assumptions used in calculating the Summary of Fees and Expenses included in the Fund’s Prospectus, until the end of the Waiver Period, the “total annual fund expenses after expense reimbursement” disclosed under Summary of Fees and Expenses in the Fund’s Prospectus would be reduced to 4.12%, 3.77%, 3.27% and 3.52% for Class A, Class D, Class I, and Class IS Shares, respectively, on an annualized basis, of the Fund’s average daily net assets.

The Fee Waiver cannot be terminated prior to January 31, 2027, without the consent of the Fund’s Board of Trustees. Following the Waiver Period, the Adviser will receive an Investment Management Fee in the amount of 1.25% of the greater of (i) the Fund’s net asset value (i.e., net of fund leverage) and (ii) the Fund’s net asset value less cash and cash equivalents plus the total of all commitments made by the Fund that have not yet been drawn for investment.

The Adviser retains the right to recoup any fees waived by it within three years of the Fee Waiver, if such recoupment can be achieved within the Operating Expense Limit (before application of the Fee Waiver) in effect at the time the waiver occurred and the Operating Expense Limit (before application of the Fee Waiver) in effect at the time such recoupment is sought.

The Fee Waiver will not impact the Incentive Fee payable by the Fund.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE